Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201
May 12, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Todd K. Schiffman Timothy A. Geishecker Division of Corporation Finance

Re:	Penson Worldwide, Inc. (Registration No. 333-127385)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Penson Worldwide, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-127385) so that the Registration Statement may become effective at 3 p.m. New York City time on May 16, 2006, or as soon as practicable thereafter.
     Penson Worldwide, Inc. acknowledges that:
•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Penson Worldwide, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Penson Worldwide, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, PENSON WORLDWIDE, INC.
By:	/s/ Philip A. Pendergraft
	Name:	Philip A. Pendergraft
	Title:	Chief Executive Officer